Exhibit 99.1

Yunji Announces Third Quarter 2022 Unaudited Financial Results

Hangzhou, CHINA, November 29, 2022 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20221.

Third Quarter 2022 Highlights

•

Total revenues in the third quarter of 2022 were RMB238.9 million (US$33.6 million), compared with RMB437.9 million in the same period of 2021. The decrease was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales, and a decline in consumers’ willingness to spend on discretionary products in the third quarter of 2022, compared with that in the same period of 2021[2].

•	Repeat purchase rate[3] in the twelve months ended September 30, 2022 was 78.7%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “The challenging macro environment and ongoing strict pandemic control measures continued to act as headwinds during the third quarter of 2022. Nevertheless, we strengthened and enhanced our platform infrastructure by remaining focused on executing our product curation strategy while proactively fine-tuning our operating strategy. In addition, we further optimized our sales channels by leveraging big data analysis to improve our services. We continued to add value to our customers by providing increased support to our service managers to ensure that they always provide professional and in-depth service to our customers. Furthermore, we cultivated our vertical offerings by increasing the proportion of healthcare products with high repurchase rates and affordably-priced, high-quality products in our product mix.”

“In the third quarter of 2022, we further improved our gross margin to 49.4% compared with 43.2% in the same period of 2021. At the same time, we continued to optimize our cost structure to improve operational efficiency. Going forward, we aim to maintain a healthy balance sheet by retaining our sharp focus on cost controls and cash flow management.” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

Third Quarter 2022 Unaudited Financial Results

Total revenues were RMB238.9 million (US$33.6 million), compared with RMB437.9 million in the same period of 2021. This decrease was primarily due to (i) the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales, and (ii) a decline in consumers’ willingness to spend on discretionary products in the third quarter of 2022 compared with that in the same period of 20212.

•	Revenues from sales of merchandise were RMB196.9 million (US$27.7 million), compared with RMB365.5 million in the same period of 2021.

•	Revenues from the marketplace business were RMB38.1 million (US$5.4 million), compared with RMB64.7 million in the same period of 2021.

•	Other revenues were RMB3.9 million (US$0.5 million), compared with RMB7.7 million in the same period of 2021.

Total cost of revenues decreased by 51.4% to RMB120.9 million (US$17.0 million), or 50.6% of total revenues, from RMB248.6 million, or 56.8% of total revenues, in the same period of 2021. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the third quarter of 2022.

Total operating expenses decreased by 28.5% to RMB138.5 million (US$19.5 million) from RMB193.8 million in the same period of 2021.

•

Fulfillment expenses decreased by 9.1% to RMB36.9 million (US$5.2 million), or 15.4% of total revenues, from RMB40.6 million, or 9.3% of total revenues, in the same period of 2021. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses decreased by 21.5% to RMB47.0 million (US$6.6 million), or 19.7% of total revenues, from RMB59.8 million, or 13.7% of total revenues, in the same period of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) a decrease in member management fees, partially offset by an increase in private label promotion expenses.

•

Technology and content expenses decreased by 41.7% to RMB16.6 million (US$2.3 million), or 7.0% of total revenues, from RMB28.5 million, or 6.5% of total revenues, in the same period of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced cloud services costs.

•

General and administrative expenses decreased by 41.4% to RMB38.0 million (US$5.3 million), or 15.9% of total revenues, from RMB64.8 million, or 14.8% of total revenues, in the same period of 2021, primarily due to (i) reduced personnel costs as a result of staffing structure refinements, (ii) lower professional service fees, and (iii) a decrease in share-based compensation expenses.

Loss from operations was RMB17.9 million (US$2.5 million), compared with income from operations of RMB17.6 million in the same period of 2021.

Financial income, net was RMB0.3 million (US$0.04 million), compared with financial loss, net of RMB30.1 million in the same period of 2021, primarily due to an increase in interest income, partially offset by interest expense and loss from fair value changes of equity securities investments.

Net loss was RMB38.2 million (US$5.4 million), compared with net income of RMB61.4 million in the same period of 2021.

Adjusted net loss (non-GAAP)4 was RMB29.6 million (US$4.2 million), compared with adjusted net income of RMB76.3 million in the same period of 2021.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with basic and diluted net earnings per share attributable to ordinary shareholders of RMB0.03 in the same period of 2021.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, November 29, 2022, at 7:00 A.M. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	8403978

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	567,204	318,625	44,792
Restricted cash	62,528	36,943	5,193
Short-term investments	380,052	214,995	30,223
Accounts receivable, net (Allowance for credit losses of RMB7,225 and RMB13,812, respectively)	118,166	135,182	19,004
Advance to suppliers	59,437	57,459	8,077
Inventories, net	84,500	79,291	11,147
Amounts due from related parties	2,532	1,193	168
Prepaid expenses and other current assets (Allowance for credit losses of RMB4,791 and RMB4,692, respectively)	430,717	430,386	60,503

Total current assets	1,705,136	1,274,074	179,107

Non-current assets
Property and equipment, net	12,842	162,153	22,795
Long-term investments	381,401	416,057	58,488
Deferred tax assets	17,497	8,643	1,215
Operating lease right-of-use assets, net	5,420	1,819	256
Other non-current assets (Allowance for credit losses of RMB488 and RMB474, respectively)	227,674	141,920	19,951

Total non-current assets	644,834	730,592	102,705

Total assets	2,349,970	2,004,666	281,812

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	254,839	153,958	21,643
Deferred revenue	105,752	18,605	2,616
Incentive payables to members[5]	265,612	225,994	31,770
Member management fees payable	15,570	12,505	1,758
Other payable and accrued liabilities	202,786	154,585	21,731
Amounts due to related parties	15,630	9,810	1,379
Operating lease liabilities—current	5,571	3,439	483

Total current liabilities	865,760	578,896	81,380

Non-current liabilities
Operating lease liabilities	3,123	1,218	171
Deferred tax liabilities	2,572	—	—

Total non-current liabilities	5,695	1,218	171

Total Liabilities	871,455	580,114	81,551

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(44,228)	(77,863)	(10,946)
Additional paid-in capital	7,342,344	7,326,390	1,029,928
Statutory reserve	14,019	14,019	1,971
Accumulated other comprehensive (loss)/income	(15,664)	78,355	11,015
Accumulated deficit	(5,818,645)	(5,917,284)	(831,839)

Total Yunji Inc. shareholders’ equity	1,477,896	1,423,687	200,139
Non-controlling interests	619	865	122

Total shareholders’ equity	1,478,515	1,424,552	200,261

Total liabilities and shareholders’ equity	2,349,970	2,004,666	281,812

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	365,467	196,928	27,684	1,409,436	724,518	101,851
Marketplace revenue	64,689	38,074	5,352	248,237	127,640	17,943
Other revenues	7,702	3,889	547	26,304	13,263	1,865

Total revenues	437,858	238,891	33,583	1,683,977	865,421	121,659

Operating cost and expenses:
Cost of revenues	(248,581)	(120,933)	(17,001)	(1,058,467)	(481,008)	(67,619)
Fulfilment	(40,571)	(36,885)	(5,185)	(155,523)	(128,866)	(18,116)
Sales and marketing	(59,842)	(46,998)	(6,607)	(217,644)	(155,841)	(21,908)
Technology and content	(28,537)	(16,640)	(2,339)	(98,432)	(64,392)	(9,052)
General and administrative	(64,840)	(38,000)	(5,342)	(181,796)	(100,937)	(14,189)

Total operating cost and expenses	(442,371)	(259,456)	(36,474)	(1,711,862)	(931,044)	(130,884)

Other operating income	22,116	2,669	375	41,687	20,195	2,839

Income/(loss) from operations	17,603	(17,896)	(2,516)	13,802	(45,428)	(6,386)
Financial (loss)/income, net	(30,064)	302	42	(1,783)	(22,709)	(3,192)
Foreign exchange gain/(loss), net	58	(11,295)	(1,588)	(1,019)	(19,008)	(2,672)
Other non-operating income/(loss), net	110,484	(2)	—	118,886	2,061	290

Income/(loss) before income tax expense, and equity in loss of affiliates, net of tax	98,081	(28,891)	(4,062)	129,886	(85,084)	(11,960)
Income tax expense	(29,982)	(9,042)	(1,271)	(40,945)	(13,447)	(1,890)
Equity in loss of affiliates, net of tax	(6,745)	(313)	(44)	(14,601)	(1,642)	(231)

Net income/(loss)	61,354	(38,246)	(5,377)	74,340	(100,173)	(14,081)
Less: net income/ (loss) attributable to non-controlling interests shareholders	511	(7)	(1)	306	(223)	(31)

Net income/(loss) attributable to YUNJI INC.	60,843	(38,239)	(5,376)	74,034	(99,950)	(14,050)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	60,843	(38,239)	(5,376)	74,034	(99,950)	(14,050)

Net income/(loss)	61,354	(38,246)	(5,377)	74,340	(100,173)	(14,081)
Other comprehensive income/ (loss) Foreign currency translation adjustment	4,149	45,955	6,460	(8,595)	94,019	13,217

Total comprehensive income/(loss)	65,503	7,709	1,083	65,745	(6,154)	(864)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	511	(7)	(1)	306	(223)	(31)

Total comprehensive income/ (loss) attributable to YUNJI INC.	64,992	7,716	1,084	65,439	(5,931)	(833)

Net income/(loss) attributable to ordinary shareholders	60,843	(38,239)	(5,376)	74,034	(99,950)	(14,050)
Weighted average number of ordinary shares used in computing net earnings/(loss) per share, basic and diluted	2,141,585,609	2,068,653,859	2,068,653,859	2,139,142,265	2,108,265,844	2,108,265,844

Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.03	(0.02)	—	0.03	(0.05)	(0.01)
Diluted	0.03	(0.02)	—	0.03	(0.05)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,100	1,072	151	3,781	3,236	456
General and administrative	12,517	7,269	1022	37,298	18,668	2,624
Fulfillment	809	94	13	594	924	130
Sales and marketing	482	252	35	1,177	60	8

Total	14,908	8,687	1,221	42,850	22,888	3,218

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2021	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net income/(loss) to Adjusted Net income/(loss):
Net income/(loss)	61,354	(38,246)	(5,377)	74,340	(100,173)	(14,081)
Add: Share-based compensation	14,908	8,687	1,221	42,850	22,888	3,218

Adjusted net income/(loss)	76,262	(29,559)	(4,156)	117,190	(77,285)	(10,863)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1135 to US$1.00, the exchange rate in effect as of September 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.	According to the National Bureau of Statistics of China.
3.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.	As of September 30, 2022, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members starting this year.